

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Michael Blitzer
Co-Chief Executive Officer
Inflection Point Acquisition Corp.
34 East 51st Street, 5th Floor
New York, NY 10022

>   **Re: Inflection Point Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 26, 2021**
>   **File No. 333-253963**

Dear Mr. Blitzer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 Filed March 26, 2021

Management
Advisors, page 116

1.   We note that Ms. Erin Clift will serve as a special advisor. Please disclose the purpose or explain the role of Ms. Clift as a special advisor, and also whether you intend to pay any consulting fees or other compensation to Ms. Clift in connection with this role.

   You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Joel Rubinstein